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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] Kinross                                           Toll Free: 866-561-3636
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             KINROSS SELLS AQUARIUS PROJECT TO ST ANDREW GOLDFIELDS

DECEMBER 29, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) today announced that it has entered into a definitive agreement with St Andrew Goldfields (TSX-SAS) ("St Andrew") to exchange Kinross' Aquarius Project located in Timmins, Ontario for 100 million common shares of St Andrew (approximately 14% undiluted ownership stake in St Andrew) plus 25 million two year warrants on St Andrew common shares with an exercise price of 17 cents.

St Andrew operates the Stock Gold Complex approximately 7 kilometers from the Aquarius Project. Tye Burt, President and Chief Executive Officer of Kinross said, "the economics of the Aquarius Project should be enhanced by synergies with St Andrew's nearby operations. As a new shareholder, we also see long-term potential for St Andrew's extensive land positions in the Timmins camp."

The transaction is contingent on St Andrew posting satisfactory financial assurance bonding relating to the Aquarius Project and is expected to close in the first half of 2006. As a result Kinross will record a US$40 million non-cash charge to third quarter 2005 earnings in connection with the transaction which includes approximately US$10 million of goodwill.


ABOUT KINROSS GOLD CORPORATION

Kinross Gold is a Canadian gold mining company that was formed in 1993. In 12 years Kinross Gold has become the fourth largest gold producer in North America. Kinross has operations in the United States, Brazil, Chile, Canada, Russia, and Zimbabwe. Over 4,000 employees at 10 mines will produce approximately 1.6 million ounces of gold equivalent in 2005 at an average cash cost of roughly $275 per ounce.

Kinross is listed on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).

Kinross' strategic focus is to continue to increase cash flow per share. Growth from existing core operations, an expanded greenfields exploration program, and an active business development group are all expected to contribute to this strategy. Kinross has a simple, straightforward balance sheet with low debt level, and a no gold hedging policy in place.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                    TRACEY M. THOM
SENIOR VICE PRESIDENT,                 DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS               AND COMMUNICATIONS
TEL.  (416) 365-7254                   TEL. (416) 365-1362